Exhibit 11

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Full year
(Dollars in millions, except per share amounts)	2011	2010	2009	2008	2007
Net income attributable to common shareowners	$4,979	$4,373	$3,829	$4,689	$4,224

Basic earnings for period	$4,979	$4,373	$3,829	$4,689	$4,224

Diluted earnings for period	$4,979	$4,373	$3,829	$4,689	$4,224

Basic average number of shares outstanding during the period (thousands)	892,300	907,900	917,400	937,800	963,900

Stock awards (thousands)	14,500	14,800	11,400	18,600	24,900

Diluted average number of shares outstanding during the period (thousands)	906,800	922,700	928,800	956,400	988,800

Basic earnings per common share	$5.58	$4.82	$4.17	$5.00	$4.38
Diluted earnings per common share	$5.49	$4.74	$4.12	$4.90	$4.27